SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November 2008

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

On November 10, 2008, Scopus Video Networks Ltd. (the “Company”) announced its financial results for the third quarter of 2008. A copy of the press release is attached hereto as Exhibit 99.1, and incorporated by reference herein.

The press release contains non-GAAP financial measures. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to regulations promulgated by the Securities and Exchange Commission, the Company has provided reconciliations within the press release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

This Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8 (Registration No. 333-133995) and on Form F-3, filed with the Securities and Exchange Commission on October 16, 2007 (File No. 333-146745).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

Date: November 10, 2008